CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, F. Carl Edmunds, and report, Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Report”), and the information contained in the Report that I reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ F. Carl Edmunds
F. Carl Edmunds

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Andrew W. Sharp, B.Eng., FAusIMM and reports, NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated effective December 14, 2012 and Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Reports”), and the information contained in the Reports that I prepared, or reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Andrew W. Sharp
Andrew W. Sharp, B.Eng., FausIMM

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Trevor J. Yeomans, B.Sc. (Hons), ACSM, P.Eng. and reports, NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina dated December 23, 2011, NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated December 14, 2012 and Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru dated June 4, 2010 (the “Reports”), and the information contained in the Reports that I prepared, or reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2013, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.
Dated this 14th day of March, 2014.
Yours very sincerely,

   /s/ Trevor J. Yeomans
Trevor J. Yeomans, B.Sc. (Hons), ACSM, P.Eng.